# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MATTEL INC /DE/, CIK 0000063276
CUSIP: 577081102
Title of class of securities: Common stock, $1.00 per share
Address of issuer's principal executive offices: 333 Continental Blvd., El Segundo, California (CA), 90245-5012
Date of event which requires filing of this statement: 10/21/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001481669
Persons authorized to receive notices and communications: Sayuri Childs, EdgePoint Investment Group Inc., 150 Bloor St. W., Suite 700, Toronto, Ontario Canada (A6), M5S 2X9, 1 (416) 963-9353; Alan Goudiss, Allen Overy Shearman Sterling US LLP, 599 Lexington Avenue, New York, New York (NY), 10022, 1 (212) 848-4000; Scott Petepiece, Allen Overy Shearman Sterling US LLP, 599 Lexington Avenue, New York, New York (NY), 10022, 1 (212) 848-4000; Sean Skiffington, Allen Overy Shearman Sterling US LLP, 599 Lexington Avenue, New York, New York (NY), 10022, 1 (212) 848-4000

## Reporting persons
- EdgePoint Investment Group Inc. (CIK 0001481669): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 36,425,584; shared voting power 14,090,227; sole dispositive power 36,425,584; shared dispositive power 14,090,227; aggregate amount beneficially owned 50,515,811 (17.68% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, $1.00 per share
Name of issuer: MATTEL INC /DE/
Address of issuer's principal executive offices: 333 Continental Blvd., El Segundo, California (CA), 90245-5012

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D (this "Schedule 13D") is being filed on behalf of EdgePoint Investment Group Inc. ("EdgePoint" or the "Reporting Person") with respect to the Common Stock, with par value $1.00 per share ("Common Stock"), of MATTEL, INC. (the "Issuer").

EdgePoint acts as investment manager to, and exercises investment discretion with respect to the shares of Common Stock directly owned by, a number of mutual fund trusts and separately managed accounts (collectively, the "EdgePoint Funds").
Residence or business address: The address of the business office of the Reporting Person is 150 Bloor Street West, Suite 700, Toronto, Ontario M5S 2X9, Canada. The names of the officers and directors of the Reporting Person and their respective principal occupations, business addresses and citizenships are set forth on Schedule A attached hereto and are hereby incorporated in this Item 2 by reference.
Present principal occupation or employment: The principal business of the Reporting Person is acting as investment manager to, and exercising investment discretion with respect to securities directly owned by, the EdgePoint Funds.
Criminal convictions in the last five years: Neither the Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person nor any person listed on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a corporation organized under the laws of the Province of Ontario, Canada. The citizenships of the persons listed on Schedule A are set forth therein and are hereby incorporated in this Item 2(f) by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 50,515,811 shares of Common Stock beneficially owned by the Reporting Person were acquired in open market purchases on behalf of funds and accounts managed by the Reporting Person, using investment capital of those funds and accounts. The aggregate purchase price of those shares was approximately US$829,702,537, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person and the EdgePoint Funds acquired the shares of Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Person and the EdgePoint Funds acquired the shares of Common Stock because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity.

Subject to the terms and conditions of the Cooperation Agreement (as defined below), the Reporting Person intends to review its investment in the Issuer on a continuous basis to maximize the value of the Reporting Person's shares of the Common Stock. Depending on various factors including, without limitation, actions taken by the Issuer's management and the Issuer's board of directors (the "Board"), the Issuer's financial position and investment strategy, the availability and timing of strategic alternatives and other potential business combinations or dispositions involving the Issuer, the availability of shares of Common Stock at price levels that would make the purchase or sale of shares of Common Stock desirable, other investment opportunities available to the Reporting Person or the EdgePoint Funds, conditions in the securities markets, and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer, on such terms and at such times, as it deems appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with current or prospective stockholders of the Issuer or other third parties about the Issuer and the Reporting Person's investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), strategic alternatives and other potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional shares of Common Stock, selling some or all of its shares of Common Stock in private transactions or otherwise, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, including swaps and other derivative instruments, and may in the future take other steps seeking to bring about changes to increase stockholder value as well as pursue other plans or proposals that relate to, or could result in the Reporting Person changing its intention with respect to, any and all matters referred to in Item 4 of this Schedule 13D.

Following the departure of Ynon Kreiz, the Issuer's former Chairman and Chief Executive Officer, representatives of the Issuer extended an invitation to EdgePoint to propose a nominee for election to the Board. In connection therewith, on October 21, 2026, the Reporting Person entered into a Cooperation Agreement (the "Cooperation Agreement") with the Issuer, pursuant to which the Issuer increased the size of the Board by one and appointed Lee Matheson, Partner of EdgePoint, to the Board, effective immediately. The Issuer has also agreed to nominate Mr. Matheson for election at the annual meeting of stockholders of the Issuer to be held in 2027 (the "2027 Annual Meeting") for a term expiring at the annual meeting of stockholders of the Issuer to be held in 2028 (the "2028 Annual Meeting"), subject to the terms and conditions of the Cooperation Agreement. In addition, the Issuer agreed (a) that the Board will recommend that the stockholders of the Issuer vote to elect Mr. Matheson as a director of the Issuer at the 2027 Annual Meeting and (b) to use its reasonable best efforts (including solicitation of proxies) to obtain the election of Mr. Matheson at the 2027 Annual Meeting in the same manner as it recommends, supports, and solicits proxies for the election of the Issuer's other director nominees.

Under the Cooperation Agreement, subject to certain conditions, EdgePoint is entitled to director replacement procedures in the event either Mr. Matheson or a successor director (a "Successor Director") ceases to serve as a director. In addition, the Cooperation Agreement provides that in the event that, prior to the expiration of the Cooperation Period (as defined below), the Board determines to form any new committee of the Board, the Board will provide Mr. Matheson or the then-current Successor Director, as applicable, the opportunity to join such committee, subject to such director's eligibility to serve on such committee under applicable law and stock exchange rules.

Pursuant to the Cooperation Agreement, if EdgePoint ceases to beneficially own (as defined in Rule 13d-3 under the Act, as amended) in the aggregate, at least 10% of the then-outstanding shares of Common Stock, the Issuer shall no longer be subject to the appointment and nomination obligations described above, and Mr. Matheson (or the then-current Successor Director) will promptly offer his or her resignation from the Board.

The Cooperation Period is defined as beginning on October 21, 2026, and continuing until the date that is five business days after the later of (a) the day following the date of the 2027 Annual Meeting or (b) the date on which Mr. Matheson (or any Successor Director) has ceased to serve on the Board. The Cooperation Agreement will terminate on (i) the expiration of the Cooperation Period or (ii) such other date as mutually agreed between the parties.

Pursuant to the Cooperation Agreement, EdgePoint has agreed to abide by certain customary standstill restrictions, voting commitments, and other provisions (including a mutual non-disparagement provision), in each case, that remain in effect during the Cooperation Period, subject to customary carveouts and exceptions.

In addition, the Cooperation Agreement provides that (a) during the Cooperation Period, the Issuer will not, without the prior written consent of EdgePoint, amend or propose to amend the Issuer's Restated Certificate of Incorporation (the "Certificate of Incorporation") or the Issuer's Amended and Restated Bylaws (the "Bylaws") in any manner that would adversely affect the rights of EdgePoint as a stockholder in a manner disproportionate to other stockholders and (b) from the date of the Cooperation Agreement until the day after the 2028 Annual Meeting, the Issuer will not, without the prior written consent of EdgePoint, amend or propose to amend the Certificate of Incorporation or the Bylaws in any manner that would increase the ownership threshold required for stockholders of the Issuer to call a special meeting of stockholders.

The Cooperation Agreement also provides that the Issuer will reimburse EdgePoint for its reasonable and documented out-of-pocket fees and expenses, including legal expenses, in connection with its investment in the Issuer or arising out of or related to the Cooperation Agreement, in an amount not to exceed US$500,000.

The Issuer and EdgePoint also made certain customary representations, and the Issuer agreed to issue a mutually agreeable press release announcing certain terms of the Cooperation Agreement.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of this Schedule 13D except as set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person to rows (11) through (13) of the cover page of this Schedule 13D are hereby incorporated herein by reference. The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Person is based upon 285.7 million shares of Common Stock outstanding as of July 24, 2026, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 6, 2026. As of the date hereof, the Reporting Person beneficially owned 50,515,811.00 shares of Common Stock, constituting approximately 17.68% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person to rows (7) through (10) of the cover page of this Schedule 13D are hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: The transactions in shares of Common Stock effected by the Reporting Person during the past 60 days, which were all in the open market, are set forth on Schedule B attached hereto and are hereby incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No persons other than the Reporting Person and the EdgePoint Funds are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person's response to Item 4 is hereby incorporated by reference into this Item 6. Exhibit 99.1 is hereby incorporated by reference into this Item 6.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.1 Cooperation Agreement, dated October 21, 2026 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 22, 2026).

99.2 Schedules - Directors and Officers of the Reporting Person/Transactions in Securities of the Issuer During the Past 60 Days.

## Signatures
- EdgePoint Investment Group Inc.: /s/ Sayuri Childs, Sayuri Childs/Chief Compliance Officer (10/22/2026)